Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: October 22, 2026

On October 22, 2026, Julie Ann Kotowski, Senior Director of Stakeholder Engagement for Patrick Industries, Inc. (“Patrick” or the “Company”), sent an email on behalf of Andy Nemeth, Chairman and Chief Executive Officer of Patrick, to those employees and outside board of directors participants in Patrick’s 2009 Omnibus Incentive Plan regarding Patrick’s announced Special Meeting of Shareholders to be held virtually on November 18, 2026 at 10:00 a.m. Eastern Time to vote on proposals for actions necessary to effect the proposed merger with LCI Industries.

Patrick Equity Award Plan Recipients,

Patrick recently announced that it will virtually hold a Special Meeting of Shareholders on November 18, 2026 beginning at 10:00 a.m. Eastern Time (the “Special Meeting”) during which the Shareholders will be asked to consider and approve the proposals recommended by our Board of Directors as further described below. You are encouraged to vote your Patrick shares (both retained vested and unvested) prior to the Special Meeting to be held virtually on November 18, 2026. While we are not advocating on how you should vote, we do want to express how important your vote is to Patrick.

On October 19, 2026, Patrick filed its definitive (final) version of the Form S-4 Registration Statement and Proxy with the SEC for Shareholder approval. Please note the following highlights of that filing:
1The new combined company name will be Patrick LCI, Inc.
2Our Board of Directors recommends that the Shareholders consider and vote “FOR” each of the following four proposals at the Special Meeting:
2.1A proposal to approve the issuance of shares of common stock to LCI Industries stockholders pursuant to the Agreement and Plan of Merger signed by LCI Industries and Patrick on June 30, 2026;
2.2A proposal to adopt and approve an amendment to Patrick’s Articles of Incorporation, as amended, to increase the number of authorized shares of Patrick common stock;
2.3A proposal to adopt and approve the amendment and restatement of Patrick’s Articles of Incorporation as set forth in Annex B to the joint proxy statement prospectus; and
2.4A proposal to approve one or more adjournments of the Special Meeting to a later date or time, if necessary or appropriate.

Please note that Computershare commenced distribution on October 21, 2026 with proxy material and proxy cards being delivered to Shareholders as of the October 15, 2026 record date via either (a) U.S. Mail (to the Shareholder’s address on file with Computershare) or to (b) the Shareholder’s email address on file with Computershare (such delivery method determined by the Shareholder’s preference as previously communicated to Computershare).

For Shareholder who chose to receive voting instructions by email:
Patrick’s IT department will release the emails to be distributed by Computershare once received and after confirming as not being SPAM. You should receive your email (example shown below) to your inbox:

From: Computershare <Message.[your personal link]@cpucommunications.com>
To: [YOUR EMAIL ADDRESS]
Sent: 10/21/2026 7:00 PM EDT
Subject: Patrick Industries, Inc. - Cast Your Vote

For Shareholder who chose to receive voting materials and instructions by U.S. mail:

You should receive your proxy statement and personalized proxy voting card, with your name and address and individual 15-digit control number to use for voting electronically by the end of next week. Note that the document is 356 pages and will arrive in a white envelope with a large checkmark and “Your Vote Matters” printed on the front.

Also note that you may receive more than one card for the shares you hold at Computershare as there is not one control number that covers all shares you may hold (book entry /retained vested and/or unvested). You will need to separately vote for each card you receive.

Don’t hesitate to reach out to Julie Ann Kotowski if you have any questions or need assistance on voting your Computershare-held shares. Should you hold any shares through a broker, you should expect to receive a separate communication from your broker with instructions on how to vote those shares. If you don’t receive such separate communication, you are encouraged to contact your broker directly.

The proposed merger with LCI Industries is an exciting opportunity for our Company and our Shareholders. Thank you for your continued support and encouragement.

Sincerely,

Andy Nemeth
Chairman and CEO

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction between Patrick Industries, Inc. (the “Company”) and LCI Industries (“LCI”), the Company and LCI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Company registration statement on Form S-4 that will include a joint proxy statement of the Company and LCI that also constitutes a prospectus of the Company with respect to shares of the Company’s common stock to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to stockholders of the Company and LCI (the “Joint Proxy Statement/Prospectus”). The Company and LCI may also file other documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and LCI may file with the SEC.
INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND LCI ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”
Certain Information Regarding Participants
The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in LCI’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 19, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 30, 2026.
To the extent holdings of the Company’s or LCI’s securities by their respective directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected in Statements of Changes in Beneficial Ownership on Form 4 and other filings made from time to time with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This Current Report on Form 8-K does not constitute a prospectus or prospectus-equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Special Note Regarding Forward-Looking Statements
Information in this Current Report on Form 8-K, other than statements of historical facts, may constitute forward-looking statements for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involves a number of risks and uncertainties.
These statements include, but are not limited to, statements regarding the proposed transaction between the Company and LCI, including the expected timing and completion of the transaction, the satisfaction of conditions to the completion of the transaction, including the receipt of required regulatory approvals, and other statements that are not historical facts.
Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue,” or negatives of such terms or other comparable terminology, although not all forward-looking statements include such identifying terminology.
All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or LCI to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the ability of the Company and LCI to obtain required governmental and stockholder approvals of the transaction on the timeline expected, or at all; the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the failure of the closing conditions in the Merger Agreement to be satisfied; any unexpected delay in closing the transaction; and the other risks and uncertainties described in the Company’s and LCI’s filings with the SEC.
Additional factors which could affect future results of the Company and LCI can be found in their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. The Company and LCI disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this Current Report on Form 8-K, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.